Exhibit 99.2



CONTACTS:

Shelly Doran	317.685.7330	Investors
Billie Scott	317.263.7148	Media

FOR IMMEDIATE RELEASE

SIMON PROPERTY GROUP ANNOUNCES FOURTH QUARTER AND
YEAR-END RESULTS AND QUARTERLY DIVIDENDS

Indianapolis, Indiana — February 7, 2002...Simon Property Group, Inc. (the "Company") (NYSE:SPG) today announced results for the quarter and year ended December 31, 2001. Diluted funds from operations for the quarter increased 9%, to $1.12 per share from $1.03 per share in 2000. Diluted funds from operations for the twelve months increased 7%, to $3.51 per share from $3.28 per share in 2000.

Occupancy for mall and freestanding stores in the regional malls at December 31, 2001 was 91.9% as compared to 91.8% at December 31, 2000. Total retail sales per square foot were $378 per square foot at December 31, 2001 as compared to $377 one year earlier, while comparable retail sales per square foot were $383 per square foot as compared to $384 one year earlier. Average base rents for mall and freestanding stores in the regional mall portfolio were $29.28 per square foot at December 31, 2001, an increase of $0.97 or 3.4%, from December 31, 2000. The average initial base rent for new mall store leases signed year-to-date was $34.88, an increase of $5.78 or 20% over the tenants who closed or whose leases expired.

"2001 was a challenging year for our industry and our country," said David Simon, chief executive officer. "I am very pleased that we continued to improve profitability and maintain strong operating performance in this environment. I believe that this success validates the SPG strategy of owning a portfolio of high-quality, market dominant assets."

The Company also announced that in the fourth quarter of 2001, it recorded a charge of $47 million, or $0.18 per share, to adjust the carrying value of nine of its assets to their estimated net realizable value. These assets were primarily acquired as part of portfolio transactions and are being actively marketed for sale. This charge does not impact FFO.

Acquisition Activities

On October 1st, the Company acquired a 50 percent ownership interest in San Diego's Fashion Valley Mall from Lend Lease Real Estate Investments, on behalf of its Prime Property Fund. Located in the Mission Valley area, this 1.7 million square foot open-air, super-regional mall is anchored by Neiman Marcus, Nordstrom, Saks Fifth Avenue, Macy's, Robinsons-May and JCPenney. One of the nation's most successful retail centers, Fashion Valley is 100% leased and generates small shop sales in excess of $575 per square foot. Total sales generated by the mall exceed $650 million annually.

On January 13, 2002, the Company announced a joint agreement with The Rouse Company and Westfield America Trust to purchase the assets of Rodamco North America N.V. (RNA) for $5.3 billion. The transaction has been approved by each of the companies' Board of Directors and is subject to customary closing conditions. A vote of the RNA shareholders regarding this transaction is scheduled for February 26, 2002.

The RNA portfolio consists primarily of high-quality, highly-productive regional malls in the United States, as well as ownership interests in other real estate assets. The RNA mall assets generate industry-leading sales of over $450 per square foot and are 93% occupied. Simon's share of the gross value of the transaction is approximately $1.55 billion. The Company is acquiring or increasing ownership interests in 13 RNA malls including Copley Place in Boston, The Galleria in Houston and SouthPark Mall in Charlotte. This transaction is expected to close in the second quarter.

New Development Activities

The Company's only 2001 new development - Bowie Town Center in Bowie, Maryland — opened on October 18th. An open-air regional shopping center comprising 556,000 square feet, Bowie is anchored by Hecht's and Sears and features Barnes & Noble, Bed Bath & Beyond and Old Navy. This new development also features a 101,000 square foot grocery retail component anchored by Safeway that opened last month.

Bowie Town Center is 100% leased and retailers have demonstrated exceptional sales at the property since opening. Small shop tenants include American Eagle, Lindt's Chocolate, Gap, Gap Kids, Ann Taylor Loft, Victoria's Secret, Bath & Body, Wet Seal and Wilson's Leather. The center also features a restaurant lineup including Pizzeria Uno, Starbuck's, Olive Garden and Panera Bread. Best Buy will also be located on a peripheral site at the property.

Financing Activities

On October 23, 2001, the Company's partnership subsidiary, Simon Property Group, L.P., completed the sale of $750 million of 6.375% senior unsecured notes due November 15, 2007. Net proceeds from the offering were initially used to reduce the outstanding balance of the Company's $1.25 billion unsecured credit facility. The proceeds have been or will be used to retire mortgage indebtedness and to retire bonds that mature on March 15, 2002.

Dividends

On February 6th, the Company declared a common stock dividend of $0.525 per share. This dividend will be paid on February 28, 2002 to shareholders of record on February 15, 2002. The Company also declared dividends on its three public issues of preferred stock, all payable on April 1, 2002 to shareholders of record on March 18, 2002:

- Simon Property Group, Inc. 6.50% Series B Convertible Preferred Stock (NYSE:SPGPrB) - $1.625 per share

- Simon Property Group, Inc. 8.75% Series F Cumulative Redeemable Preferred Stock (NYSE:SPGPrF) - $0.546875 per share

- Simon Property Group, Inc. 7.89% Series G Cumulative Preferred Stock (NYSE:SPGPrG)- $0.98625 per share.

2002 Earnings Estimates

As was announced in a press release dated January 28, 2002, the Company believes it will report funds from operations (FFO) within a range of $3.72 to $3.82 per share for 2002. Guidance per quarter is as follows:

1st quarter	$0.77 to $0.79
2nd quarter	$0.84 to $0.86
3rd quarter	$0.92 to $0.95
4th quarter	$1.19 to $1.22

This guidance is based on management's view of current market conditions in the regional mall business, anticipates no further deterioration of overall economic conditions, and assumes that 2002 tenant sales productivity and portfolio occupancy will be comparable to 2001 levels. The estimates also include the expected impact from the planned acquisition of assets from Rodamco North America N.V.

Estimates of future FFO per share are, and certain other matters discussed in this press release may be, deemed forward-looking statements within the meaning of the federal securities laws. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include, but are not limited to, the national, regional and local economic climate, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and changes in market rates of interest. The reader is directed to the Company's various filings with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K for a discussion of such risks and uncertainties.

Simon Property Group, Inc., headquartered in Indianapolis, Indiana, is a self-administered and self-managed real estate investment trust which, through its subsidiary partnerships, is engaged in the ownership, development, management, leasing, acquisition and expansion of income-producing properties, primarily regional malls and community shopping centers. It currently owns or has an interest in 252 properties containing an aggregate of 187 million square feet of gross leasable area in 36 states as well as seven assets in Europe and Canada. Together with its affiliated management company, Simon owns or manages approximately 193 million square feet of gross leasable area in retail and mixed-use properties. Shares of Simon Property Group, Inc. are paired with beneficial interests in shares of stock of SPG Realty Consultants, Inc. Additional Simon Property Group information is available at **www.shopsimon.com.**

Supplemental Materials

The Company's supplemental information package (on Form 8-K) may be requested in e-mail or hard copy formats by contacting Shelly Doran — Director of Investor Relations, Simon Property Group, P.O. Box 7033, Indianapolis, IN 46207 or via e-mail at sdoran@simon.com.

Conference Call

The Company will provide an online simulcast of its fourth quarter conference call at **www.shopsimon.com** (Corporate Info tab) and **www.streetevents.com**. To listen to the live call, please go to either of these websites at least fifteen minutes prior to the call to register, download and install any necessary audio software. The call will begin at 3:00 p.m. Eastern Standard Time today, February 7th. An online replay will be available for approximately 90 days at **www.shopsimon.com**.

SIMON
Combined Financial Highlights(A)
Unaudited
(In thousands, except as noted)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2001	2000	2001	2000
Revenue:				
Minimum rent	$ 344,297	$ 337,347	$ 1,271,142	$ 1,227,782
Overage rent	22,953	27,982	48,534	56,438
Tenant reimbursements	165,245	158,445	606,516	602,829
Other income	36,747	37,541	122,643	133,702
Total revenue	569,242	561,315	2,048,835	2,020,751
Expenses:				
Property operating	85,970	85,328	329,030	320,548
Depreciation and amortization	129,098	115,454	453,557	420,065
Real estate taxes	50,870	44,007	198,190	191,190
Repairs and maintenance	21,593	22,228	77,940	73,918
Advertising and promotion	24,468	23,069	64,941	65,797
Provision for credit losses	591	1,973	8,415	9,644
Other	9,246	11,547	36,344	39,021
Total operating expenses	321,836	303,606	1,168,417	1,120,183
Operating Income before Impairment	247,406	257,709	880,418	900,568
Impairment on investment properties	47,000	-	47,000	-
Operating Income	200,406	257,709	833,418	900,568
Interest Expense	150,687	161,144	607,625	635,678
Income before Minority Interest	49,719	96,565	225,793	264,890
Minority Interest	(2,876)	(3,271)	(10,593)	(10,370)
Gain (Loss) on Sales of Real Estate	58	323	2,610	9,132 (B)
Income before Unconsolidated Entities	46,901	93,617	217,810	263,652
Income from Unconsolidated Entities	32,066	29,320	64,487	83,767
Income before Extraordinary Items and Cumulative Effect of Accounting Change	78,967	122,937	282,297	347,419
Extraordinary Items — Debt Related Transactions	408	(209)	163	(649)
Cumulative Effect of Accounting Change	(62)	-	(1,700)(C)	(12,342)(D)
Income before Allocation to Limited Partners	79,313	122,728	280,760	334,428
Less: Limited Partners' Interest in the Operating Partnerships	16,126	28,144	55,526	70,490
Less: Preferred Distributions of the SPG Operating Partnership	2,835	2,817	11,417	11,267
Less: Preferred Dividends of Subsidiary	-	7,334	14,668	29,335
Net Income	60,352	84,433	199,149	223,336
Preferred Dividends	(16,499)	(9,185)	(51,360)	(36,808)
Net Income Available to Common Shareholders	$ 43,853	$ 75,248	$ 147,789	$ 186,528

SIMON
Combined Financial Highlights- Continued(A)
Unaudited
(In thousands, except as noted)

	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000	Twelve Months Ended December 31, 2001	Twelve Months Ended December 31, 2000
PER SHARE DATA:				
Basic Income per Paired Share:				
Before Extraordinary Items and Cumulative Effect of Accounting Change	$ 0.25	$ 0.44	$ 0.87	$ 1.13
Extraordinary Items	-	-	-	-
Cumulative Effect of Accounting Change	-	-	(0.01)	(0.05)
Net Income Available to Common Shareholders	$ 0.25	$ 0.44	$ 0.86	$ 1.08
Diluted Income per Paired Share:				
Before Extraordinary Items and Cumulative Effect of Accounting Change	$ 0.25	$ 0.44	$ 0.86	$ 1.13
Extraordinary Items	-	-	-	-
Cumulative Effect of Accounting Change	-	-	(0.01)	(0.05)
Net Income Available to Common Shareholders	$ 0.25	$ 0.44	$ 0.85	$ 1.08

SELECTED BALANCE SHEET INFORMATION

	December 31, 2001	December 31, 2000
Cash and Cash Equivalents	$ 259,760	$ 223,111
Investment Properties, Net	$ 11,317,221	$ 11,564,414
Mortgages and Other Indebtedness	$ 8,841,378	$ 8,728,582

SELECTED REGIONAL MALL OPERATING STATISTICS

	December 31, 2001	December 31, 2000
Occupancy(E)	91.9 %	91.8 %
Average Rent per Square Foot(E)	$ 29.28	$ 28.31
Total Sales Volume (in millions)(F)	$ 16,941	$ 16,561
Comparable Sales per Square Foot(F)	$ 383	$ 384
Total Sales per Square Foot(F)	$ 378	$ 377

Notes:
(A) Represents combined condensed financial statements of Simon Property Group, Inc. and its paired share affiliate, SPG Realty Consultants, Inc.
(B) Net of asset write downs of $10.6 million for the twelve months ended December 31, 2000.
(C) Due to the adoption of SFAS 133 — Accounting for Derivatives and Financial Instruments on January 1, 2001.
(D) Due to the adoption of SAB 101 on January 1, 2000, which requires overage rent to be recognized as revenue only when each tenant's sales exceed their sales threshold. Previously, the Company recognized overage rent based on reported and estimated sales through the end of the period, less the applicable prorated base sales amount.
(E) Includes mall and freestanding stores.
(F) Based on the standard definition of sales for regional malls adopted by the International Council of Shopping Centers, which includes only mall and freestanding stores.

SIMON
Combined Financial Highlights- Continued(A)
Unaudited
(In thousands, except as noted)

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS ("FFO")

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2001	2000	2001	2000
Income before extraordinary items and cumulative effect of accounting change (1) (2)	$78,967	$122,937	$282,297	$347,419
Plus: Depreciation and amortization from combined consolidated properties	128,883	115,929	452,428	418,670
Plus: Simon's share of depreciation and amortization from unconsolidated entities	40,139	32,310	138,814	119,562
Plus: Impairment on assets	47,000	-	47,000	-
Plus: Write-off of Technology Investments	-	-	16,645	-
Less: (Gain) Loss on sales of real estate	(58)	(323)	(2,610)	(9,132)
Less: Minority interest portion of depreciation, amortization and extraordinary items	(2,485)	(1,505)	(7,012)	(5,951)
Less: Preferred distributions (including those of subsidiary)	(19,334)	(19,336)	(77,445)	(77,410)
FFO of the Simon Portfolio	$273,112	$250,012	$850,117	$793,158

FFO of the Simon Portfolio	$273,112	$250,012	$850,117	$793,158
Basic FFO per Paired Share:				
Basic FFO Allocable to the Companies	$199,055	$181,629	$618,020	$575,655
Basic Weighted Average Paired Shares Outstanding	173,427	171,934	172,669	172,895
Basic FFO per Paired Share	$1.15	$1.06	$3.58	$3.33
Diluted FFO per Paired Share:				
Diluted FFO Allocable to the Companies	$209,872	$192,034	$657,421	$614,034
Diluted Weighted Average Number of Equivalent Paired Shares	188,091	186,468	187,430	187,469
Diluted FFO per Paired Share	$1.12	$1.03	$3.51	$3.28

Notes:
(1) Includes gains on land sales of $7.6 million and $18.5 million for the three months ended December 31, 2001 and 2000, respectively, and $15.7 million and $29.3 million for the twelve months ended December 31, 2001 and 2000, respectively.
(2) Includes straight-line adjustments to minimum rent of $5.4 million and $4.6 million for the three months ended December 31, 2001 and 2000, respectively, and $14.8 million and $19.5 million for the twelve months ended December 31, 2001 and 2000, respectively.